



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE

January 23, 2012

Richard C. Witzel, Jr.
Skadden, Arps, Slate, Meagher & Flom LLP
Richard.Witzel@skadden.com

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 1-23-12

Re: CF Industries Holdings, Inc.

Dear Mr. Witzel:

This is in regard to your letter dated January 23, 2012 concerning the shareholder proposal submitted by the California Public Employees' Retirement System for inclusion in CF Industries' proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponent has withdrawn the proposal, and that CF Industries therefore withdraws its January 3, 2012 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Copies of all of the correspondence related to this matter will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Michael J. Reedich
Special Counsel

cc: Lisa Marie Hammond
Senior Staff Counsel
California Public Employees' Retirement System
P.O. Box 942707
Sacramento, CA 94229-2707

SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
155 NORTH WACKER DRIVE
CHICAGO, ILLINOIS 60606-1720
TEL: (312) 407-0700
FAX: (312) 407-0411
www.skadden.com

DIRECT DIAL
312-407-0784
DIRECT FAX
312-407-8626
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RICHARD.WITZEL@SKADDEN.COM

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January 23, 2012

VIA E-MAIL (shareholderproposals@sec.gov)

U.S. Securities and Exchange Commission
Division of Corporate Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

RE: Stockholder Proposal of the California Public Employees' Retirement System Submitted to CF Industries Holdings, Inc.

Ladies and Gentleman:

We are writing on behalf of our client, CF Industries Holdings, Inc., a Delaware corporation (the "Company"), regarding a request (the "Request"), dated January 3, 2012, pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, that the Staff (the "Staff") of the Securities and Exchange Commission concur with the Company's view that the stockholder proposal and supporting statement (the "Proposal") submitted by the California Public Employees' Retirement System (the "Proponent"), may properly be omitted from the proxy materials (the "Proxy Materials") to be distributed by the Company in connection with its 2012 annual meeting of stockholders.

We are writing to inform you that, pursuant to a letter ("Proponent's Withdrawal Letter") dated January 19, 2012, the Proponent has informed the Company that the Proponent has withdrawn its request that the Proposal be included in the Proxy Materials. A copy of the Proponent's Withdrawal Letter is attached as Exhibit A. In reliance on the Proponent's Withdrawal Letter, we hereby withdraw the Request.

* * *

If we can be of any further assistance in this matter, please do not hesitate to call me at (312) 407-0784.

Very truly yours,



Richard C. Witzel, Jr.

cc: Lisa Marie Hammond, Senior Staff Counsel, California Public Employees' Retirement System
Douglas C. Barnard, Vice President, General Counsel, and Secretary, CF Industries Holdings, Inc.

Exhibit A

(Attached)



California Public Employees' Retirement System
Legal Office
P.O. Box 942707
Sacramento, CA 94229-2707
TTY: (877) 249-7442
(916) 795-3675 phone • (916) 795-3659 fax
www.calpers.ca.gov

January 19, 2012 **OVERNIGHT MAIL**

CF Industries Holdings, Inc.
Four Parkway North, Suite 400
Deerfield, Illinois 60015-2590
Attn: Douglas C. Barnard, Vice President, General Counsel, and Secretary

Re: Withdrawal of Shareowner Proposal

Dear Mr. Barnard:

Thank you for a copy of the company's January 3, 2012 letter to the Securities and Exchange Commission in which the company states that it intends to omit CalPERS' shareowner proposal because it duplicates another majority vote proposal previously submitted by Sheet Metal Workers' National Pension Fund that will be included in the company's 2012 proxy materials.

Based on the company's stated intent that it will include the first majority vote shareowner proposal submitted by the Sheet Metal Workers' National Pension Fund in the company's 2012 proxy materials, CalPERS is voluntarily withdrawing its shareowner proposal for inclusion in the proxy materials in connection with the company's next annual meeting pursuant to SEC Rule 14a-8.

If you have any questions, please contact me.

Very truly yours,

Lisa Marie Hammond

LISA MARIE HAMMOND
Senior Staff Counsel

cc: Todd Mattley, Investment Officer – CalPERS
Stephen R. Wilson, Chairman of the Board, President, and Chief Executive Officer – CF Industries Holdings, Inc.

Office of Chief Counsel
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP

155 NORTH WACKER DRIVE
CHICAGO, ILLINOIS 60606-1720

TEL: (312) 407-0700
FAX: (312) 407-0411
www.skadden.com

DIRECT DIAL
312-407-0784
DIRECT FAX
312-407-8626
EMAIL ADDRESS
RICHARD.WITZEL@SKADDEN.COM

FIRM/AFFILIATE OFFICES
BOSTON
HOUSTON
LOS ANGELES
NEW YORK
PALO ALTO
WASHINGTON, D.C.
WILMINGTON

BEIJING
BRUSSELS
FRANKFURT
HONG KONG
LONDON
MOSCOW
MUNICH
PARIS
SÃO PAULO
SHANGHAI
SINGAPORE
SYDNEY
TOKYO
TORONTO
VIENNA

Securities Exchange Act of 1934,
Rule 14a-8(i)(11)

January 3, 2011

BY HAND DELIVERY

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE: CF Industries Holdings, Inc. - Omission of Stockholder Proposal Pursuant to Rule 14a-8

Ladies and Gentlemen:

On behalf of our client, CF Industries Holdings, Inc., a Delaware corporation (the "Company"), we are submitting this letter pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended. We have enclosed the stockholder proposal (the "Second Proposal") submitted by the California Public Employees' Retirement System (the "Proponent") for inclusion in the Company's proxy materials (the "Proxy Materials") to be distributed by the Company in connection with its 2012 annual meeting of stockholders (the "2012 Annual Meeting").

For the reasons set forth below, the Company intends to omit the Second Proposal from its Proxy Materials and respectfully requests that the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") concur that it will not recommend enforcement action to the Commission if the Second Proposal is so omitted. In accordance with Rule 14a-8(j), a copy of this submission is being sent to the person designated by the Proponent to receive correspondence to inform him of the Company's intent to omit the Proposal from its Proxy Materials.

This letter sets forth the reasons for the Company's belief that it may omit the Second Proposal from its Proxy Materials relating to the 2012 Annual Meeting pursuant to Rule 14a-8(i)(11) because it substantially duplicates a proposal submitted by the Sheet Metal Workers' National Pension Fund (the "First Proposal" and, together with the Second Proposal, the "Proposals"), which was previously submitted to the Company and which the Company intends to include in its Proxy Materials. We have enclosed, pursuant to Rule 14a-8(j), six (6) copies of this letter and the Second Proposal (attached hereto as Exhibit A) as well as six copies of the First Proposal (attached hereto as Exhibit B). For your convenience, we have set forth below the resolution portion of each Proposal.

First Proposal

Resolved: That the shareholders of CF Industries Holdings, Inc. ("Company") hereby request that the Board of Directors initiate the appropriate process to amend the Company's corporate governance documents (certificate of incorporation or bylaws) to provide that director nominees shall be elected by the affirmative vote of the majority of votes cast at an annual meeting of shareholders, with a plurality vote standard retained for contested director elections, that is, when the number of director nominees exceeds the number of board seats.

Second Proposal

RESOLVED, that shareowners of CF Industries Holdings, Inc. (Company) hereby request that the Board of Directors initiate the appropriate process to amend the Company's articles of incorporation and/or bylaws to provide that director nominees shall be elected by the affirmative vote of the majority of votes cast at an annual meeting of shareowners in uncontested elections. A plurality vote standard, however, will apply to contested director elections; that is, when the number of director nominees exceeds the number of board seats.

Basis for Excluding the Second Proposal

The Company believes that the Second Proposal is substantially duplicative of the First Proposal, which will be included in the Proxy Materials. Rule 14a-8(i)(11) provides that a company may exclude a stockholder proposal "[i]f the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting." The Staff previously has stated that a company cannot select between duplicate proposals but must include the proposal first received in its proxy materials. *See Constellation Energy Group, Inc.* (February 19, 2004) and *Wells*

Fargo & Co. (February 5, 2003). The Company received the First Proposal by facsimile on November 22, 2011 and the Second Proposal via email on December 6, 2011.

In describing the predecessor to Rule 14a-8(i)(11), the Staff has stated that "[t]he purpose is to eliminate the possibility of shareholders having to consider two or more substantially identical proposals submitted to an issuer by proponents acting independently of each other." Exchange Act Release No. 12999 (November 22, 1976). Pursuant to staff precedent, the standard applied in determining whether proposals are substantially duplicative is whether the proposals present the same "principal thrust" or "principal focus," not whether the proposals are identical. *See, e.g., General Electric Co.* (December 30, 2009) and *Wells Fargo & Co.* (January 17, 2008).

In an analogous situation, the Staff granted Paychex, Inc.'s no-action letter request to omit a stockholder proposal relating to a majority vote election standard for directors. In Paychex, the second proposal requested the board of directors to initiate a process to amend the company's governance documents to provide that directors would be elected by the affirmative vote of the majority of votes cast at an annual meeting and the first proposal requested that stockholders amend the company's bylaws to provide for the election of directors by a majority of the votes cast at a meeting. *Paychex, Inc.* (July 18, 2005). *See also Qwest Communications Int'l Inc.* (March 8, 2006) (concurring with the company's view that a proposal requesting the board to initiate the appropriate process to amend the company's governance documents to provide that directors be elected by the affirmative vote of the majority of votes cast at an annual meeting was substantially duplicative of a proposal asking that directors be elected by the vote of the majority of shares represented at any meeting for the election of directors).

The two Proposals are nearly identical and have the same "principal thrust" or "principal focus." As in *Paychex*, the "principal thrust" or "principal focus" of the Proposals is amendment of the Company's corporate governance documents "to provide that director nominees shall be elected by the affirmative vote of the majority of votes cast at an annual meeting of" shareholders or shareowners. In addition, the Proposals do not differ in terms and scope and are essentially identical in that they both provide for a retention of a plurality vote standard for contested director elections. Finally, the two Proposals call for identical methods of implementation as they both request the Board of Directors of the Company to "initiate the appropriate process to amend the Company's" corporate governance documents.

Additionally, inclusion of both Proposals in the Proxy Materials could result in requiring contradictory action by the Company's board of directors. For example, if the Company were to include both Proposals and stockholders adopted one Proposal but rejected the other, the Board of Directors of the Company would be unable to implement the stockholders' intent with respect to director elections because in one instance stockholders would have approved majority voting for director elections and in the other they would have rejected it. Because the Proposals are substantially duplicative and the Company received the Second Proposal after it received the First Proposal, the Second Proposal may be excluded under Rule 14a-8(i)(11).

Conclusion

Based on the foregoing, on behalf of the Company, we respectfully request that the Staff agree that it will not recommend enforcement action to the Commission if the Second Proposal is excluded from the Company's Proxy Materials for its 2012 Annual Meeting.

Should the Staff disagree with our conclusions regarding the omission of the Proposal, or should any additional information be desired in support of our position, we would appreciate the opportunity to confer with the Staff concerning these matters prior to the issuance of the Staff's response. Please do not hesitate to contact the undersigned at (312) 407-0784.

Very truly yours,



Richard C. Witzel, Jr.

Attachments

cc: Mr. Peter H. Mixon
General Counsel
California Public Employees' Retirement System
Legal Office
P.O. Box 942707
Sacramento, CA 94229-2707

Exhibit A



California Public Employees' Retirement System
Legal Office
P.O. Box 942707
Sacramento, CA 94229-2707
TTY: (877) 249-7442
(916) 795-3675 phone • (916) 795-3659 fax
www.calpers.ca.gov

December 6, 2011 **OVERNIGHT MAIL**

CF Industries Holdings, Inc.
Four Parkway North, Suite 400
Deerfield, Illinois 60015-2590
Attn: Douglas C. Barnard, Vice President, General Counsel, and Secretary

Re: Notice of Shareowner Proposal

Dear Mr. Barnard:

The purpose of this letter is to submit our shareowner proposal for inclusion in the proxy materials in connection with the company's next annual meeting pursuant to SEC Rule 14a-8.[1]

Our submission of this proposal does not indicate that CalPERS is closed to further communication and negotiation. Although we must file now in order to comply with the timing requirements of Rule 14a-8, we remain open to the possibility of withdrawing this proposal if and when we become assured that our concerns with the company are addressed. Please alert me immediately if any further information is required in order for this proposal to be included in the company's proxy and properly heard at the 2012 annual meeting.

If you have any questions concerning this proposal, please contact me.

Very truly yours,

PETER H. MIXON
General Counsel

Enclosures

cc: Todd Mattley, Investment Officer – CalPERS
Stephen R. Wilson, Chairman of the Board, President, and Chief Executive Officer – CF Industries Holdings, Inc.

---

[1] CalPERS, whose official address is P.O. Box 942708, Sacramento, California 94229-2708, is the owner of approximately 293,038 shares of the company. Acquisition of this stock has been ongoing and continuous for several years. Specifically, CalPERS has owned shares with a market value in excess of $2,000 continuously for at least the preceding year. (Documentary evidence of such ownership is enclosed.) Furthermore, CalPERS intends to continue to own such a block of stock at least through the date of the annual shareowners' meeting and attend the annual shareowners' meeting, if required.

SHAREOWNER PROPOSAL

RESOLVED, that the shareowners of CF Industries Holdings, Inc. (Company) hereby request that the Board of Directors initiate the appropriate process to amend the Company's articles of incorporation and/or bylaws to provide that director nominees shall be elected by the affirmative vote of the majority of votes cast at an annual meeting of shareowners in uncontested elections. A plurality vote standard, however, will apply to contested director elections; that is, when the number of director nominees exceeds the number of board seats.

SUPPORTING STATEMENT

Is accountability by the Board of Directors important to you? As a long-term shareowner of the Company, CalPERS thinks accountability is of paramount importance. This is why we are sponsoring this proposal. This proposal would remove a plurality vote standard for uncontested elections that effectively disenfranchises shareowners and eliminates a meaningful shareowner role in uncontested director elections.

Under the Company's current voting system, a director nominee may be elected with as little as one affirmative vote because "withheld" votes have no legal effect. This scheme deprives shareowners of a powerful tool to hold directors accountable because it makes it impossible to defeat director nominees who run unopposed. Conversely, a majority voting standard allows shareowners to actually vote "against" candidates and to defeat reelection of a management nominee who is unsatisfactory to the majority of shareowners who cast votes.

A substantial number of companies have already adopted this form of majority voting. More than 80% of the companies in the S&P 500 have adopted a form of majority voting for uncontested director elections. We believe the Company should join the growing number of companies that have adopted a majority voting standard requiring incumbent directors who do not receive a favorable majority vote to submit a letter of resignation, and not continue to serve, unless the Board declines the resignation and publicly discloses its reasons for doing so.

Majority voting in director elections empowers shareowners to clearly say "no" to unopposed directors who are viewed as unsatisfactory by a majority of shareowners casting a vote. Incumbent board members serving in a majority vote system are aware that shareowners have the ability to determine whether the director remains in office. The power of majority voting, therefore, is not just the power to effectively remove poor directors, but also the power to heighten director accountability through the threat of a loss of majority support. That is what accountability is all about.

CalPERS believes that corporate governance procedures and practices, and the level of accountability they impose, are closely related to financial performance. It is intuitive that, when directors are accountable for their actions, they perform better. We therefore ask you to join us in requesting that the Board of Directors promptly adopt the majority voting standard for uncontested director elections. We believe the Company's shareowners will substantially benefit from the increased accountability of incumbent directors and the power to reject directors shareowners believe are not acting in their best interests. Please vote FOR this proposal.



STATE STREET

December 6, 2011

CF Industries Holdings, Inc.
Four Parkway North, Suite 400
Deerfield, Illinois 60015-2590
Attn: Douglas C. Barnard, Vice President, General Counsel, and Secretary

State Street Bank and Trust, as custodian for the California Public Employees' Retirement System, to the best of our knowledge declares the following:

1) State Street Bank and Trust performs master custodial services for the California State Public Employees' Retirement System.

2) As of the date of this declaration and continuously for at least the immediately preceding eighteen months, California Public Employees' Retirement System is and has been the beneficial owner of shares of common stock of CF Industries Holdings, Inc., having a market value in excess of $2,000.

3) Such shares beneficially owned by the California Public Employees' Retirement System are custodied by State Street Bank and Trust through the electronic book-entry services of the Depository Trust Company (DTC). State Street is a participant (Participant Number 0997) of DTC and shares registered under participant 0997 in the street name of Surfboard & Co. are beneficially owned by the California Public Employees' Retirement System.

Signed this 6th day of December, 2011 at Sacramento, California.

STATE STREET BANK AND TRUST
As custodian for the California Public Employees' Retirement System.

By: Jeanne Cassady

Name: Jeanne Cassady
Title: Client Service AVP

SHEET METAL WORKERS' NATIONAL PENSION FUND



FACSIMILE TRANSMITTAL SHEET

TO: DOUGLAS C. BARNARD Vice President, General Counsel, and Secretary	FROM: KENNETH COLOMBO
COMPANY: CF Industries Holdings, Inc.	DATE: NOVEMBER 22, 2011
FAX NUMBER: 847-267-0609	TOTAL NO. OF PAGES INCLUDING COVER: 5
PHONE NUMBER: 847-405-2400	CC: Craig Rosenberg (847) 205-0293
RE: Shareholder Resolution	

☒ ***URGENT*** ☐ PLEASE COMMENT ☐ PLEASE REPLY

NOTES/COMMENTS:

601 N. FAIRFAX STREET, SUITE 500,
ALEXANDRIA, VA 22314
(703)739-7000 OR
(703) 683-0932 FAX

SHEET METAL WORKERS' NATIONAL PENSION FUND



[Sent via fax 847-267-0609 and via UPS]

November 23, 2011

Douglas C. Barnard, Vice President, General Counsel, and Secretary
CF Industries Holdings, Inc.
Four Parkway North, Suite 400
Deerfield, IL 60015-2590

Re: Majority Vote Proposal

Mr. Barnard:

On behalf of the Sheet Metal Workers' National Pension Fund ("Fund"), I hereby submit the enclosed shareholder proposal ("Proposal") for inclusion in the CF Industries Holdings, Inc. ("Company") proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders. The Proposal addresses our companies Director Election process. The Proposal is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the U.S. Securities and Exchange Commission proxy regulations.

The Fund is the beneficial owner of approximately 1,850 shares of the Company's common stock that have been held continuously for more than a year prior to this date of submission. The Fund and other Sheet Metal Worker pension funds are long-term holders of the Company's common stock.

The Fund intends to hold the shares through the date of the Company's next annual meeting of shareholders. The record holder of the stock will provide the appropriate verification of the Fund's beneficial ownership by separate letter. Either the undersigned or a designated representative will present the Proposal for consideration at the annual meeting of shareholders.

Edward F. Carlough Plaza
601 N. Fairfax Street, Suite 500
Alexandria, VA 22314 (703) 739-7000 facsimile (703) 683-0932

SHEET METAL WORKERS' NATIONAL PENSION FUND

If you have any questions or wish to discuss the Proposal, please contact me at (703) 739-7018 or Kcolombo@smwnpf.org. Copies of correspondence or a request for a "no-action" letter should be directed to me at Sheet Metal Workers' National Pension Fund, 601 N. Fairfax Street, Suite 500, Alexandria, VA 22314.

Copies should also be forwarded to Mr. Craig Rosenberg, ProxyVote Plus, One Lane Center, 1200 Shermer Rd., Suite 216, Northbrook, IL 60062.

Sincerely,



Kenneth Colombo
Corporate Governance Advisor

Enclosure

cc: Craig Rosenberg

Edward F. Carlough Plaza
601 N. Fairfax Street, Suite 500
Alexandria, VA 22314 (703) 739-7000 facsimile (703) 683-0932

Director Election Majority Vote Standard Proposal

Resolved: That the shareholders of CF Industries Holdings, Inc. ("Company") hereby request that the Board of Directors initiate the appropriate process to amend the Company's corporate governance documents (certificate of incorporation or bylaws) to provide that director nominees shall be elected by the affirmative vote of the majority of votes cast at an annual meeting of shareholders, with a plurality vote standard retained for contested director elections, that is, when the number of director nominees exceeds the number of board seats.

Supporting Statement: In order to provide shareholders a meaningful role in director elections, the Company's director election vote standard should be changed to a majority vote standard. A majority vote standard would require that a nominee receive a majority of the votes cast in order to be elected. The standard is particularly well-suited for the vast majority of director elections in which only board nominated candidates are on the ballot. We believe that a majority vote standard in board elections would establish a challenging vote standard for board nominees and improve the performance of individual directors and entire boards. The Company presently uses a plurality vote standard in all director elections. Under the plurality standard, a board nominee can be elected with as little as a single affirmative vote, even if a substantial majority of the votes cast are "withheld" from the nominee.

In response to strong shareholder support for a majority vote standard, over 70% of companies in the S&P 500 have adopted a majority vote standard in company bylaws or articles of incorporation. Additionally, these companies have adopted director resignation policies in their bylaws or corporate governance policies to address post-election issues related to the status of director nominees that fail to win election. Other companies have responded only partially to the call for change by simply adopting post election director resignation policies that set procedures for addressing the status of director nominees that receive more "withhold" votes than "for" votes. At the time of this proposal submission, our Company and its board had not taken either action.

We believe that a post election director resignation policy without a majority vote standard in company governance documents is an inadequate reform. The critical first step in establishing a meaningful majority vote policy is the adoption of a majority vote standard. With a majority vote standard in place, the board can then take action to develop a post election procedure to address the status of directors that fail to win election. A majority vote standard combined with a post election director resignation policy would establish a meaningful right for shareholders to elect directors, and reserve for the board an important post election role in determining the continued status of an unelected director. We urge the Board to take this important step of establishing a majority vote standard in the Company's governance documents.



BNY MELLON
ASSET SERVICING

Sent Via Fax : 847-267-0609

November 30, 2011

Douglas C. Barnard
Vice President, General Counsel, and Secretary
CF Industries Holdings, Inc.
Four Parkway North, Suite 400
Deerfield, IL 60015-2590

Dear Mr. Barnard:

BNY Mellon is the record holder for 1,850 shares of CF Industries Holdings, Inc. ("Company") common stock held for the benefit of the Sheet Metal Workers' National Pension Fund ("Fund"). The Fund has been a beneficial owner of at least 1% or $2,000 in market value of the Company's common stock continuously for at least one year prior to 11/22/2011, the date of submission of the shareholder proposal submitted by the Fund pursuant to Rule 14a-8 of the Securities and Exchange Commission rules and regulations. The Fund continues to hold the shares of Company stock.

Sincerely,

Jana Lyons
Vice President
jana.lyons@bnymellon.com
412-234-0264

enc.

cc: Kenneth Colombo, Sheet Metal Workers

Pages 14 through 17 redacted for the following reasons:
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